Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois 60606

December 10, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Incapital Unit Trust, Series 105

File Nos. 333-207237 and 811-22581

Ladies/Gentlemen:

The undersigned, Incapital Unit Trust, Series 105 (the “Trust”), by Incapital LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement on Form S-6, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective by
1 p.m. Eastern time on December 15, 2015, or as soon thereafter as possible.

In connection with the above acceleration request of the effective date of the Registration Statement and the response to the comments of the staff of the Securities and Exchange Commission regarding the Registration Statement, the Trust acknowledges that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Incapital Unit Trust, Series 105

By: Incapital LLC

By: /s/ Thomas Belka
Thomas Belka
Executive Director